UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Heelys, Inc.

(Name of Issuer)

Common Stock $.001 par value

(Title of Class of Securities)

42279M 10 7

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Steve Morton

Morton PLLC

12222 Merit Drive, Suite 1270

Dallas, Texas 75251

(972) 490-6688

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42279M 10 7

1.	Names of Reporting Persons Roger Ralph Adams

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 113,625*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 113,625*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,625*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) IN

*113,625 shares are owned by Cypo, Inc., an entity wholly owned by Roger R. Adams.

CUSIP No. 42279M 10 7

1.	Names of Reporting Persons Cypo, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 113,625

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 113,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,625

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Heelys, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3200 Belmeade Drive, Suite 100 Carrollton, TX 75006

Item 2.
(a)

Name of Person Filing
1.   Roger Ralph Adams

2.   Cypo, Inc.

This Statement is filed by Roger Ralph Adams, on behalf of the Reporting Persons. Attached is an agreement in writing between the above persons that this Statement be so filed on behalf of each of them. Cypo, Inc. is wholly-owned and controlled by Roger Ralph Adams.

	(b)	Address of Principal Business Office or, if none, Residence Both of the reporting persons’ principal business office address is 12222 Merit Drive, Suite 1270, Dallas, Texas 75251.
	(c)	Citizenship Roger Ralph Adams is a United States citizen. Cypo, Inc. is a Texas corporation.
	(d)	Title of Class of Securities Common Stock, $.001 par value, per share.
	(e)	CUSIP Number CUSIP # 42279M 10 7.

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:
	Item 4(a)	Amount Beneficially Owned: The responses of the Reporting Persons to Row 9 of the cover pages of this Statement are incorporated herein by reference.
	Item 4(b)	Percent of Class: The responses of the Reporting Persons to Row 11 of the cover pages of this Statement are incorporated herein by reference.
	Item 4(c)	Number of shares as to which such person has: The responses of the Reporting Persons to Rows 5 through 8 of the cover pages of this Statement are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group
This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group
This Item 9 is not applicable.

Item 10.	Certification
This Item 10 is not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: 1/24/2011

By:	/s/ Roger Ralph Adams
Name: Roger Ralph Adams

CYPO, INC.

By:	/s/ Roger Ralph Adams
Name: Roger Ralph Adams
Title: Chief Executive Officer

EXHIBIT INDEX

A.            Joint Filing Agreement dated January 24, 2011 between Roger R. Adams and Cypo, Inc.